FORM 6-K
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2004

QSound Labs, Inc.
(Translation of Registrant's Name into English)

---

400 – 3115 12 Street N.E.
Calgary, Alberta Canada T2E 7J2
(Address of principal executive offices)

P.E. 3/31/04

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ___x___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _______

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

2003 Annual Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: March 30, 2004

/s/ Joanna Varvos
Joanna Varvos
Corporate Secretary







QSOUND

QSound Labs

Annual Report 2003

Table of Contents

In 1988, QSound began as a research and development company, exploring and perfecting psycho-acoustics - the art of 3D audio processing.

Since then, we've grown to include many new and exciting markets. Of course, QSound is still providing superior audio quality in some of your favorite CDs. But we're also delivering incredible Internet audio enhancement, solid e-commerce solutions, cell phone ringtones, IP telephony, and unbelievable sound in numerous home electronics.

QSound enhances your world.

Notice of Meeting

The Annual Meeting of Shareholders will be held at QSound Labs' [illegible] office in Calgary, Alberta on [illegible]

President's Message

2003 was a year of transition. Management focused all of its efforts on introducing a new generation of audio solutions to the mobile & PC markets as well as gaining a foothold in the emerging VoIP market. Each of these initiatives represent a tremendous opportunity for the Company to participate in growth opportunities, as detailed below.

Mobile Market

The Company introduced microQ in 2003 and by year-end had gained it's first design win, MiTAC's Mio 8390, which began shipping in early 2004. Also, by year-end, the Company had established relationships with two semiconductor companies, one as a microQ licensee and the other as a co-marketing agreement. 2004 will produce the first revenues from the microQ product line and management expects to complete several more contracts for design wins in early 2004. The industry outlook is exceptionally promising as these devices become "smarter", the demand for microQ-type solutions will increase.

PC Market

The Company has a long established relationship with Philips and during 2003 continued to develop products for their distribution channels, specifically the Aurilium, an award winning external USB sound card. To date, this relationship has not returned material revenues but 2004 promises to improve upon the past. There are opportunities to bundle our QVE based products with other Philip's products, as evidenced by the recently announced bundle of USB powered speakers and Sound Agent 2, as well as opportunities to expand the distribution of the sound card product line. The overall industry outlook does not promise growth but the Company is well positioned since there is less competition to deal with in this market.

VoIP Market

The Company's focus in this market has been to identify niche opportunities that limit competition with the major industry players. To that extent, the focus has been on developing and marketing solutions to the small business segment. Initially this has been low-density gateways and IP phones that provide solutions for this segment. In 2004, the maturation of the industry will require new products and solutions and the Company plans to augment its current product line to meet these needs. Again, the industry outlook is promising as VoIP technology acceptance rate has increased dramatically in the past twelve months.

Consumer Electronics Market

This is the most competitive market for the Company. The Company continues to license technology to Toshiba, Sanyo, InterVideo & a number of large Chinese OEMs and plans to add to this list in 2004.

David Gallagher
President and Chief Executive Officer

The President's message contains forward-looking statements as defined in U.S. federal securities laws. Our actual results or industry results could differ materially from those in the forward-looking statements. Investors are advised to read the risks and uncertainties set out under "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations and opinions of QSound's management.

Auditor's Report
to the Shareholders

We have audited the consolidated balance sheets of QSound Labs, Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2003 and total assets and shareholders' equity as at December 31, 2003 and 2002 to the extent summarized in note 15 to the consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 19, 2004

Consolidated

Balance Sheets

December 31, 2003 and 2002
(Expressed in United States dollars)

	2003	2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 2,061,093	$ 2,621,205
Accounts receivable	221,194	929,519
Inventory	107,377	16,455
Deposits and prepaid expenses	82,921	58,674
	2,472,585	3,625,853
Note receivable (note 2)	—	500,000
Capital assets (note 3)	1,114,992	747,553
Goodwill (note 4)	—	2,184,589
Other intangible assets (note 5)	189,002	213,771
	$ 3,776,579	$ 7,271,766
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 233,198	$ 220,894
Deferred revenue	96,547	120,511
	329,745	341,405
Shareholders' equity		
Share capital (note 6)	44,108,140	43,886,036
Contributed surplus	1,114,316	1,114,316
Deficit	(41,775,622)	(38,069,991)
	3,446,834	6,930,361
Commitments and contingencies (note 14)		
	$ 3,776,579	$ 7,271,766

See accompanying notes to consolidated financial statements.

Approved by the Board:

David Gallagher
Director

Consolidated
Statements of Operations and Deficit

Years ended December 31, 2003, 2002 and 2001
(Expressed in United States dollars)

	2003	2002	2001
REVENUE			
Royalties	$ 739,202	$ 2,663,550	$ 1,384,431
License fees	40,194	147,167	40,683
Product sales	1,263,692	1,413,594	1,600,880
	2,043,088	4,224,311	3,025,994
Cost of product sales	419,837	271,530	91,438
	1,623,251	3,952,781	2,934,556
EXPENSES			
Marketing	1,301,890	895,820	1,074,139
Operations	174,558	235,201	275,077
Product research and development	834,333	643,524	951,017
Administration	583,763	506,028	597,685
	2,894,544	2,280,573	2,897,918
Operating (loss) income	(1,271,293)	1,672,208	36,638
Depreciation and amortization	(308,717)	(382,662)	(831,193)
Impairment of assets	(108,154)	(100,000)	—
Impairment of goodwill	(2,184,589)	—	—
Funding of past service pension costs	—	(55,189)	—
Write-down of investments	—	—	(8,300)
Interest and other income	41,164	29,833	73,568
Gain on sale of capital assets	2,204	740	6,492
Gain on sale of investments	—	—	24,327
Other	123,754	(35,978)	(34,442)
	(2,434,338)	(543,256)	(769,548)
Net (loss) income for the year	(3,705,631)	1,128,952	(732,910)
Deficit, beginning of year	(38,069,991)	(39,198,943)	(38,466,033)
Deficit, end of year	$ (41,775,622)	$ (38,069,991)	$ (39,198,943)
Income (loss) per common share, basic	$ (0.52)	$ 0.16	$ (0.10)
Income (loss) per common share, diluted	$ (0.52)	$ 0.15	$ (0.10)

See accompanying notes to consolidated financial statements.

Consolidated

Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

(Expressed in United States dollars)

	2003	2002	2001
Cash provided by (used in):			
Operations:			
Net income (loss) for the year	$ (3,705,631)	$ 1,128,952	$ (732,910)
Items not requiring (providing) cash:			
Depreciation and amortization	308,717	382,662	831,193
Impairment of assets	108,154	100,000	—
Impairment of goodwill	2,184,589	—	—
Compensation cost of options issued	90,439	4,870	—
Gain on sale of capital assets	(2,204)	(740)	(6,492)
Gain on sale of investments	—	—	(24,327)
Write-down of investments	—	—	8,300
Changes in non-cash working capital balances (note 10)	576,243	(423,054)	713,517
	(439,693)	1,192,690	789,281
Financing:			
Issuance of common shares	22,940	34,815	—
Repurchase of common shares, net	—	—	(430,800)
Repayments of debt	—	—	(550,000)
	22,940	34,815	(980,800)
Investments:			
Investments, net	—	—	218,827
Purchase of capital assets	(98,026)	(113,880)	(216,291)
Purchase of intangible asset	(51,394)	(41,052)	(34,418)
Note receivable (note 2)	—	(500,000)	—
Proceeds from sale of capital assets	6,061	740	6,654
	(143,359)	(654,192)	(25,228)
Increase (decrease) in cash and cash equivalents	(560,112)	573,313	(216,747)
Cash and cash equivalents, beginning of year	2,621,205	2,047,892	2,264,639
Cash and cash equivalents, end of year	$ 2,061,093	$ 2,621,205	$ 2,047,892

See accompanying notes to consolidated financial statements.

NOTES

to Consolidated Financial Statements

Years ended December 31, 2003, 2002 and 2001
(Expressed in United States dollars)

Significant accounting policies:

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of QSound Labs, Inc. (the "Company"), conform in all material respects with those in the United States, except as outlined in note 15. All amounts are expressed in United States dollars.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses. Actual results could differ from these estimates.

The Company's significant accounting policies are as follows:

Basis of presentation:

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries.

Cash and cash equivalents:

Cash equivalents are short term deposits with original maturities of less than 90 days for which cost approximates market value.

Inventory:

Inventory is comprised of finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.

Capital assets:

Capital assets are recorded at cost and are amortized annually, beginning the year after acquisition, over the expected useful life of the assets as follows:

Assets	Basis	Rate
Sound source and control equipment	Declining balance	20%
Real time systems	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Computer equipment	Declining balance	30%
Software and production tooling	Declining balance	30%

The Company assesses impairment of capital assets by determining whether their recoverable amounts are less than their unamortized balance. When an impairment is identified, the amount of impairment is charged to period earnings and is included in accumulated depreciation and amortization.

Goodwill and other intangible assets:

Effective January 1, 2002, the Corporation adopted the new Canadian Institute of Chartered Accountants standards relating to goodwill and other intangible assets. Under the new standards, the Corporation is required to use the purchase method to account for all business combinations and identify separate from goodwill, other intangible assets that arise. Pursuant to the new goodwill standard, goodwill is no longer amortized, but is tested for impairment on an annual basis.

Foreign currency translation:

The Company translates monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date, and revenues and expenses at the average rates in effect during the year. Foreign exchange gains and losses on translation of these amounts are included in the determination of net income or loss for the year.

Revenue recognition:

Revenue from royalties is recorded as royalties are earned. Amounts received for prepaid royalties are recorded as deferred revenue and revenue is recognized when the royalty is earned through the sale of units by the licensee.

Amounts received on a prepaid basis for license fees are recorded as deferred revenue and revenue is recognized after the software and/or hardware has been delivered and the Company has no further significant obligations to the purchaser. For long-term contracts revenue from license fees is recognized on a percentage of completion basis.

Revenue from product sales is recognized when *products are shipped pursuant to sales arrangements with customers and* when collectibility is reasonably assured.

Significant accounting policies (continued):

Research and development costs:

Research costs are expensed as incurred . Development costs are expensed as incurred except if they relate to a specific product or process that management believes will be technically and economically feasible and recoverable, in which case these costs are capitalized.

Income taxes:

The Company uses the liability method of accounting for income taxes under which future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities as a result of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date.

Per Share Amounts:

Per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated using the treasury stock method.

Comparative figures:

Certain comparative information has been restated to conform with the current year's presentation.

Change in accounting policy:

Prior to January 1, 2003, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the settlement date method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has elected to early adopt the fair value based method for all employee stock options granted on or after January 1, 2003, and accordingly, has recognized compensation expense related to stock options granted to employees in the current year. Pro forma disclosure of the fair value of stock options granted to employees during 2002 will continue to be provided. (note 7)

1. Business acquisitions:

On December 6, 2001 the Company acquired the eMerchant Pro hosting property for consideration of $34,418. The acquisition has been accounted for by the purchase method, and accordingly the results of the operations of the eMerchant Pro hosting property has been included in these financial statements from December 6, 2001. The entire purchase price has been allocated to purchased customer list which is being amortized on a straight-line basis over five years.

2. Note receivable:

During 2002 the Company had advanced $525,000 to a private company. During the current fiscal year the Company enforced its security and collected on the note by acquiring title to certain of the private company's assets. These assets and related values consisted of:

Inventory	$	54,963
Software and production tooling		455,608
Other capital equipment		14,429
	$	525,000

Additional costs of $17,985 were incurred in the collection of the note and were capitalized as additional software and production tooling costs.

3. Capital assets:

2003		Cost		Accumulated depreciation		Net book value
Sound source and control equipment	$	556,615	$	521,679	$	34,936
Real time systems		905,534		897,004		8,530
Furniture and fixtures		355,990		315,488		40,502
Computer equipment		898,239		662,394		235,845
Software and production tooling		1,941,126		1,145,947		795,179
	$	4,657,504	$	3,542,512	$	1,114,992

3. Capital assets (continued):

2002		Cost		Accumulated depreciation		Net book value
Sound source and control equipment	$	544,872	$	514,948	$	29,924
Real time systems		905,534		893,349		12,185
Furniture and fixtures		353,827		307,763		46,064
Computer equipment		808,650		608,628		200,022
Software and production tooling		1,348,395		889,037		459,358
	$	3,961,278	$	3,213,725	$	747,553

Included in the accumulated depreciation above for software and production tooling is a current year asset impairment charge of $102,900 (2002 - $100,000, 2001 - nil). The impairment charge was measured based on projected future operating cash flows of purchased software.

4. Goodwill:

In accordance with the Company's accounting policy, an analysis of the recorded goodwill was completed in the current year. As a result of the declining activity in the E-Commerce operating segment, an assessed goodwill impairment of $2,184,589 has been recognized as at December 31, 2003.

5. Other intangible assets:

2003		Cost		Accumulated amortization		Net book value
Patents and trademarks	$	831,895	$	663,544	$	168,351
Purchased customer list		34,418		13,767		20,651
	$	866,313	$	677,311	$	189,002

2002	Cost	Accumulated amortization	Net book value
Patents and trademarks	$ 780,503	$ 594,266	$ 186,237
Purchased customer list	34,418	6,884	27,534
	$ 814,921	$ 601,150	$ 213,771

6. Share capital:

On June 28, 2001, the shareholders of the Company authorized the board of directors to approve a share consolidation on the common shares of the Company. On July 3, 2001 the Directors of the Company approved a share consolidation on the basis of one new common share for every four outstanding old common shares. This consolidation was implemented effective July 9, 2001. All references to income and loss per common share, and common shares repurchased and outstanding, have been restated to reflect the impact of the July 9, 2001 reverse stock split, on a retroactive basis.

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of Shares	Consideration
Balance at December 31, 2000	7,383,014	$ 45,277,094
Additional shares issued due to conditions of reverse stock split	425	—
Repurchase of common shares	(241,615)	(1,539,468)
Cancellation of shares held in escrow (note 1)	(56,250)	—
Balance at December 31, 2001	7,085,574	$ 43,737,626

6. Share capital (continued):

	Number of Shares	Consideration
Balance at December 31, 2001	7,085,574	$ 43,737,626
Issued for cash on exercise of options	70,500	34,815
Additional paid-in-capital stock options (note 7)	—	4,870
Additional paid-in capital warrants (note 8)	—	108,725
Balance at December 31, 2002	7,156,074	43,886,036
Issued for cash on exercise of options	43,170	22,940
Additional paid-in-capital stock options (note 7)	—	90,439
Additional paid-in capital warrants (note 8)	—	108,725
Balance at December 31, 2003	7,199,244	$ 44,108,140

In 2001 year, the Company repurchased 241,615 common shares for $430,800. The excess of the average cost of the shares over the purchase price amounting to $1,108,668 has been assigned to contributed surplus.

The basic weighted average shares outstanding for the year ended December 31, 2003 was 7,171,217 (December 31, 2002 – 7,095,552, December 31, 2001 – 7,252,764). The diluted weighted average shares outstanding for the year ended December 31, 2003 was 7,900,030 (December 31, 2002 – 7,455,833). For the year ended December 31, 2001 the diluted weighted average shares outstanding was in all material respects the same as the basic weighted average shares outstanding.

7. Stock Option Plan:

The Company has a stock option plan under which the Board of Directors may grant stock options to directors, officers, consultants and employees for the purchase of authorized but unissued common shares. At December 31, 2003, stock options to purchase 1,738,765 common shares are outstanding and 376,183 shares are reserved for issuance under the option plan. The stock options are exercisable at prices ranging from $0.47 to $1.75 per share and expire on various dates between 2004 and 2012.

During the year ended December 31, 2003, the Company granted 280,000 options to employees and directors (2002 – 411,310, 2001 – 1,137,310) with exercise prices at or greater than the market price of the Company's stock on the date of grant. Of these 280,000 options, 30,000 vested immediately . The remaining 250,000 options vest at various times depending upon individual specified performance criteria being met. At December 31, 2003, none of these options had vested. In 2003, the Company also granted an additional 55,000 options to non-employees (2002 – 35,000) in connection with services performed. All of these options fully vested at the date of grant.

The fair value of the vested options granted during 2003 is estimated on the day of grant using the Black-Scholes option pricing model with the following assumptions; risk free interest rate of 4.5%, weighted average volatility of 105%, expected option life of three to five years, and dividend yield of 0%. For the year ended December 31, 2003, $30,820 has been recognized as compensation cost related to options granted to employees and directors, and $59,619 (2002 - $4,870) has been recognized as compensation cost related to options issued to non-employees.

No compensation cost was recorded in the Company's statement of operations and deficit for options granted in 2002 to employees, directors and officers. Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company's pro-forma net loss would have been increased by $103,602 to $3,207,978 for the year ended December 31, 2003 and the net income for the year ended December 31, 2002 would have decreased by $8,478 to $1,120,474.

7. Stock option plan (continued):

Changes in options granted during the years ended December 31, 2003, 2002 and 2001 were as follows:

	Number of Shares	Exercise price per share	Weighted average exercise price
Balance at December 31, 2000	869,399	$ 6.00 - 12.24	$ 8.32
Granted	1,137,310	0.47 - 2.12	0.76
Cancelled or expired	(186,109)	6.00 - 9.00	8.43
Balance at December 31, 2001	1,820,600	0.47 - 12.24	3.59
Granted	446,000	0.57 - 1.75	0.96
Exercised	(70,500)	0.47 - 0.75	0.49
Cancelled or expired	(600,178)	2.12 - 12.00	8.18
Balance at December 31, 2002	1,595,922	0.47 - 12.24	1.26
Granted	335,000	1.00 - 1.48	1.24
Exercised	(43,170)	0.47 - 1.00	0.53
Cancelled or expired	(148,987)	1.21 - 12.24	5.97
Balance at December 31, 2003	1,738,765	$ 0.47 - 1.75	$ 0.87

The following table summarizes the information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Dec. 31, 2003	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at Dec. 31, 2003	Weighted-Average -Exercise Price
$ 0.47	527,127	2.8	$ 0.47	523,897	$ 0.47
0.57 to 0.62	275,000	7.2	0.61	91,666	0.62
1.04 to 1.21	751,638	2.5	1.10	435,203	1.04
1.32 to 1.75	185,000	4.2	1.52	185,000	1.52
	1,738,765			1,235,766	

8. Warrants:

During 2003, the Company issued 250,000 common share purchase warrants as consideration for services received (2002 – 250,000). Each warrant entitles the holder to acquire one common share of the Company for $1.04 per share and expire March 25, 2007. The fair value of the warrants was determined to be $108,725, was capitalized to software and production tooling, and was calculated using the Black-Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	4.5%
Volatility	80%
Life of warrant	4.5 years
Dividend yield	0%

9. Adjusted net income and earnings per share:

As described in Significant Accounting Policies, effective January 1, 2002 the Company has adopted a new accounting standard whereby goodwill is no longer amortized. Had the standard been applied in fiscal 2001, the net loss reported would have been as follows:

	2001
Reported net loss	$ (732,910)
Add back amortization of goodwill	459,511
Adjusted net loss	$ (273,399)
Adjusted net loss per share	$ (0.04)

10. Changes in non-cash working capital balances:

	2003	2002	2001
Accounts receivable	$ 708,325	$ (490,274)	$ 727,696
Inventory	(96,174)	12,132	19,844
Deposits and prepaid expenses	(24,247)	26,691	15,087
Accounts payable and accrued liabilities	12,303	(83,832)	(48,139)
Deferred revenue	(23,964)	112,229	(971)
	$ 576,243	$ (423,054)	$ 713,517

11. Income Taxes:

Income tax expense differs from the amount that would be computed by applying the basic combined Canadian federal and provincial statutory income tax rate to the income (loss) for the year. The reasons for the differences are as follows:

	2003	2002	2001
Income (loss) for the year	$ (3,705,631)	$ 1,128,952	$ (732,910)
Combined Canadian Federal and Provincial statutory rate	36.75%	39.24%	42.12%
Computed tax (recovery)	(1,361,819)	443,001	(308,702)
Increase (decrease) resulting from:			
Unrealized (realized) benefit of future tax assets	946,000	(450,988)	193,127
Income taxes computed at different rates in the United States	33,428	7,987	115,575
Reduction of unrealized future tax assets for enacted changes in income tax rates	119,201	—	—
Other permanent differences	263,190	—	—
Actual expense (recovery)	$ —	$ —	$ —

11. Income taxes (continued):

The tax effects of temporary differences that give rise to significant portions of future income tax assets are as follows:

	Canada	United States	2003	2002	2001
Future income tax assets:					
Capital assets	$ 867,000	$ —	$ 867,000	$ 564,000	$ 402,000
Share issue costs	6,000	—	6,000	6,000	6,000
Loss and SRED carryforwards	2,846,000	4,432,000	7,278,000	7,075,000	7,659,000
Intangible assets	155,000	1,999,000	2,154,000	1,714,000	1,845,000
Investments	—	158,000	158,000	158,000	153,000
	3,874,000	6,589,000	10,463,000	9,517,000	10,065,000
Less: Valuation allowance	(3,874,000)	(6,589,000)	(10,463,000)	(9,517,000)	(10,065,000)
Net future tax assets	$ —	$ —	$ —	$ —	$ —

The Company has Canadian non-capital loss carry-forwards in the amount of $3,906,000 which expire at various dates between 2004 and 2009 and Canadian Scientific Research and Experimental Development (SRED) expenditure carry-forwards in the amount of $4,287,000 which have no expiry. The Company also has United States net operating loss carry-forwards in the amount of $12,662,000 which expire at various dates between 2004 and 2022.

12. Segmented Information:

The Company operates in three operating segments consisting of Audio Products (Audio), E-Commerce Products ("E-Commerce"), and Voice Over Internet Protocol Products (Telephony). The Company began operations in the Telephony segment in 2003 (note 2). Audio involves the developing and marketing of sound localization technology for use in various industries. E-Commerce involves the developing and marketing of internet business services. Telephony involves the developing and marketing of telecommunication over internet equipment and software.

For Audio products, during 2003 74% of total audio revenue arose from three customers, each of which individually provided greater than 10% of total revenues. For 2002 76% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues. For 2001, 65% of total revenue arose from two customers, each of which individually provided greater than 10% of total revenues.

For E-Commerce products, during 2003, 2002 and 2001 no one customer contributed to more than 10% of total E-Commerce revenue.

For Telephony products, during 2003, 61% of total telephony revenue arose from two customers, each of which individually provided greater than 10% total revenues.

2003	Audio	E-Commerce	Telephony	Total
Revenues	$ 1,511,312	$ 346,456	$ 185,320	$ 2,043,088
Interest revenue	41,132	—	32	41,164
Amortization of capital assets	192,584	39,970	—	232,554
Segment operating (loss) income	(488,259)	(18,624)	(764.410)	(1,271,293)
Segment assets	2,731,693	175,363	869,523	3,776,579
Expenditures for segment capital assets	129,406	867	576,477	706,750
2002				
Revenues	$ 3,649,238	$ 575,073	$ —	$ 4,224,311
Interest revenue	25,867	1,402	—	27,269
Amortization of capital assets	410,633	57,230	—	467,863
Segment operating income	1,501,996	170,212	—	1,672,208
Segment assets	4,844,886	2,426,880	—	7,271,766
Goodwill	—	2,184,589	—	2,184,589
Expenditures for segment capital assets	263,554	103	—	263,657
2001				
Revenues	$ 2,454,800	$ 571,194	$ —	$ 3,025,994
Interest revenue	73,094	425	—	73,519
Amortization of capital assets	306,885	64,756	—	371,641
Segment operating (loss) income	652,555	(615,917	—	36,638
Segment assets	3,463,729	2,502,278)	—	5,966,007
Goodwill	—	2,184,589	—	2,184,589
Expenditures for segment capital assets	132,021	39,539	—	171,560

12. Segmented Information (continued):

Geographic Information	2003 Revenue	2002 Revenue	2001 Revenue
Canada	$ 64,449	$ 3,443	$ 5,669
United States	1,515,602	3,636,657	2,607,868
Asia	456,194	584,211	412,457
Europe	4,365	—	—
Other	2,478	—	—
	$ 2,043,088	$ 4,224,311	$ 3,025,994

As at December 31, 2003 substantially all of the Company's Audio and E-Commerce product assets and employees were located in Canada and all of the Company's Telephony product assets were located in Canada while 25% of the Company's Telephony employees were located in Canada and 75% were located in the United States. As at December 31, 2002 substantially all of the Company's product assets and employees were located in Canada. As at December 31, 2001 substantially all of the Company's Audio product assets and employees were located in Canada and substantially all of the Company's E-Commerce product assets were located in the Untied States.

13. Financial instruments and risk management:

The fair values of financial assets and liabilities approximate their carrying values at December 31, 2003.

The Company is exposed to foreign currency fluctuations on its Canadian dollar denominated cash, receivables and payables. Foreign currency risk arising from a decline in the relative value of the Canadian dollar is managed to the extent that Canadian dollar denominated cash and receivables are equal to or exceed Canadian dollar payables. The Company has not, at December 31, 2003, entered into foreign currency derivatives to hedge its exposure to foreign exchange risk.

The Company is exposed to credit risk on its accounts receivable, royalties receivable and accrued revenue. As at December 31, 2003 there were outstanding accounts receivables balances from two entities which comprised 57% of the total balance. These entities are located in the United States and Asia. 82% of these amounts have been collected subsequent to the year end.

As at December 31, 2002 there were outstanding accounts receivable balances from one entity which comprised 74% of the total balance. As at December 31, 2001 there were outstanding accounts receivable balances from two entities which comprised 45% and 22% of the total balance. The entities are primarily located in the United States. These amounts have been collected subsequent to the year end.

14. Commitments and contingencies:

The Company is involved in litigation and claims which arise from time to time in the normal course of business. In the opinion of management, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position of the Company.

During the 2002 year the Company resolved an outstanding contingency relating to an employment contract that expired September 30, 2002 by putting in place an individual pension plan for the individual. $ 55,189 was contributed to the plan as a past service cost.

Under the terms of its lease agreements for office space and equipment, the Company is obligated at December 31, 2003 to make the following minimum lease payments over the next five years:

2004	$ 100,067
2005	108,053
2006	99,906
2007	95,832
2008	79,860
	$ 483,718

15. United States accounting principles:

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Any differences in United States generally accepted accounting principles ("US GAAP") as they pertain to the Company's financial statements are not material except as follows:

(a) The Company follows SFAS 130 regarding comprehensive income for purposes of reconciliation to US GAAP. Under US GAAP, items defined as other comprehensive income are separately classified in the financial statements and the accumulated balance of other comprehensive income (loss) is reported separately in shareholders' equity on the balance sheet. In 2001 the Company had recorded unrealized holding gains and related unrealized future income tax expense on investments classified as "available for sale" securities under US GAAP.

15. United States accounting principles (continued):

(b) The Company had previously applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, in accounting for its stock options issued to employees, directors and officers of the Company for purposes of reconciliation to US GAAP. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. In addition, variable accounting would be applied to stock options that have been repriced, whereby compensation expense would be recorded or recovered on the date of reporting only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company had elected to continue to apply the intrinsic value-based method of accounting described above and adopted the disclosure requirements of SFAS No. 123. Stock options issued to consultants and other third parties are accounted for at their fair values in accordance with SFAS No. 123. In accordance with the adoption of the fair value-based method for Canadian GAAP purposes, the Company has elected to prospectively adopt the fair value-based method under US GAAP, as provided for under SFAS No. 123.

(c) Under US GAAP a portion of the excess of the purchase price over the fair value of net identifiable assets acquired upon the acquisition of Virtual Spin, Inc. in 1999 were allocated to assets to be used in research and development activities and were expensed at the date of the business combination. Under Canadian GAAP these amounts are allocated to goodwill.

There are no differences in net income reported between Canadian and United States accounting principles for each of the years in the three year period ended December 31, 2003.

Other differences between Canadian and United States accounting principles is summarized as follows:

The components of comprehensive income are as follows:

Years ended December 31,	2003	2002	2001
Income (loss) under US GAAP	$ (3,705,631)	$ 1,128,952	$ (732,910)
Other comprehensive income (loss):			
Recovery of other comprehensive income (loss) through sale of investments	—	—	151,943
Comprehensive income (loss)	$ (3,705,631)	$ 1,128,952	$ (580,967)
Accumulated other comprehensive income (loss) beginning of year	$ —	$ —	$ (151,943)
Accumulated other comprehensive income (loss) end of year	$ —	$ —	$ —

For Canadian GAAP presentation of the statement of operations, depreciation and amortization, and impairment of asset charges have been excluded from the calculation of operating profit (loss). United States GAAP requires that those charges be included in the calculation of operating profit (loss).

There was no difference in the weighted average number of shares outstanding in the years ended December 31, 2003, 2002 and 2001 under Canadian and United States GAAP.

15. United States accounting principles (continued):

The effect on the consolidated balance sheets of the difference between Canadian and United States generally accepted *accounting principles* is as follows:

December 31, 2003	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$ 2,472,585	$ —	$ 2,472,585
Capital assets	1,114,992	—	1,114,992
Intangible assets	189,002	—	189,002
	$ 3,776,579	$ —	$ 3,776,579
Current liabilities	$ 329,745	$ —	$ 329,745
Shareholders' equity:			
Common shares	44,108,140	202,058	44,310,198
Contributed surplus	1,114,316	—	1,114,316
Deficit	(41,775,622)	(202,058)	(41,977,680)
	$ 3,776,579	$ —	$ 3,776,579

December 31, 2002	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$ 3,625,853	$ —	$ 3,625,853
Note receivable	500,000	—	500,000
Capital assets	933,790	—	933,790
Intangible assets	2,212,123	—	2,212,123
	$ 7,271,766	$ —	$ 7,271,766
Current liabilities	$ 341,405	$ —	$ 341,405
Shareholders' equity:			
Common shares	43,886,036	202,058	44,088,094
Contributed surplus	1,114,316	—	1,114,316
Deficit	(38,069,991)	(202,058)	(38,272,049)
	$ 7,271,766	$ —	$ 7,271,766

Included in the current liabilities above are accrued liabilities of $71,672 in 2003 and $109,178 in 2002.

During the years ended December 31, 2003, 2002 and 2001 the Company granted options to employees, directors and officers. Compensation cost is recorded in the Company's statement of operations and deficit for options granted and vested during 2003 in accordance with the adoption of the fair value based method effective January 1, 2003. During 2002 and 2001, 411,000 options and 1,137,310 options respectively were granted with exercise prices at or greater than the market price of the Company's stock on the date of grant. No compensation cost had been recorded in the Company's statement of operations and deficit for options granted during 2002 and 2001.

15. United States accounting principles (continued):

The Company has calculated the fair value of stock options granted to employees using the Black Scholes option pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk free interest rate	4.5%	4.5%	5.0%
Volatility	105.0%	80.0%	113.3%
Expected option life (in years)	3 to 6	2.0	2.0
Dividend yield	0%	0%	0%

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and basic income (loss) per share would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
Net income (loss) under US GAAP:			
As reported	$ (3,705,631)	$ 1,128,952	$ (732,910)
Pro forma	(3,809,233)	1,120,474	(1,247,633)
Basic income (loss) per common share:			
As reported	$ (0.52)	$ 0.16	$ (0.10)
Pro forma	(0.54)	0.16	(0.17)

Corporate Information

DIRECTORS

David Gallagher
James Bonfiglio
Stan McDougall
M. Patty Chakour

STOCK EXCHANGE/ STOCK SYMBOLS

NASDAQ SmallCap Market:
QSND

PATENT COUNSEL

Fulbright & Jaworski
2800, 2200 Ross Avenue
Dallas, Texas 75201

BANKERS

The Royal Bank of Canada
335 - 8th Avenue SW
Calgary, Alberta T2P 1C9

Bank of America
333 South Beaudry Avenue
Los Angeles, California 90017

AUDITORS

KPMG LLP
1200, Bow Valley Square II
205 - 5th Avenue SW
Calgary, Alberta T2P 4B9

TRANSFER AGENT

Computershare Investor Services
600, 530 - 8th Avenue SW
Calgary, Alberta T2P 3S8

QSOUND LABS, INC. HEAD OFFICE AND TECHNICAL RESEARCH FACILITY

400, 3115 - 12th Street NE
Calgary, Alberta, Canada T2E 7J2
Telephone: (403) 291-2492
Facsimile: (403) 250-1521
Website: www.qsound.com

SUBSIDIARIES

QCommerce Inc.
www.qcommerce.com
Complete e-commerce solutions for small and medium sized businesses

QTelNet
www.qtelnet.com
Telephone communications via the Internet, without long distance charges.

QSOUND

QSOUND LABS, INC.

400, 3115 - 12th Street NE
Calgary, Alberta
Canada T2E 7J2

www.qsound.com

Printed in Canada